UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

SED International Holdings, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

784109209
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,184*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 203,184*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,184*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO
*  Includes 31,488 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster Value Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 165,497
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 165,497
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Samuel A. Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,184*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 203,184*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,184*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN
*  Includes 31,488 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Paul D. Sonkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Microcap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Tarsier Nanocap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 251,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,910
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 57,910
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,222
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 155,222
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Todd Rosner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 213,132
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 213,132
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784109209

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 26,250 Shares owned by HVF is approximately $25,447.  The aggregate purchase price of the 3,750 Shares owned by Microcap is approximately $3,802.  The aggregate purchase price of the 251,200 Shares owned by Tarsier is approximately $256,001.  The Shares owned by HVF, Microcap and Tarsier were acquired with working capital.

The aggregate purchase price of the 203,184 Shares beneficially owned by North & Webster is approximately $225,660. The aggregate purchase price of the 165,497 Shares owned by NW Fund is approximately $178,454.  The Shares beneficially owned by North & Webster and NW Fund were acquired with working capital.

The aggregate purchase price of the 57,910 Shares owned by Deep Woods is approximately $76,737.  The aggregate purchase price of the 155,222 Shares owned by Deep Woods QP is approximately $222,697.  The Shares owned by Deep Woods and Deep Woods QP were acquired with working capital.

Item 4 is hereby amended to add the following:

On April 24, 2008, NW Fund delivered a letter (the “April 24 Letter”) on behalf of the Reporting Persons to the members of the Issuer’s board of directors (the “Board”) noting the Reporting Persons' significant concerns regarding the Board’s failure to substantively respond to the March 14 Letter.  In particular, the April 24 Letter states the Reporting Persons' belief that the Board's failure to substantively respond to the Reporting Persons' concerns confirms the Reporting Persons' belief that the Board is unwilling to address the significant concerns of its shareholders and that the Board is in need of "new blood" to ensure that all actions taken by the Issuer are taken in the best interests of its shareholders.  The April 24 letter also notes that the Reporting Persons recently came into possession of information that indicates current members of the Board may have taken action in violation of their fiduciary duties.  In light of such information, the Reporting Persons have demanded the Board immediately create an internal audit committee comprised of independent directors to investigate any  such potential ethical violations.  A copy of the April 24 Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Items 5(a) and (b) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,608,856 Shares outstanding, as of February 1, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 13, 2008.

CUSIP NO. 784109209

As of the date hereof, HVF owns 26,250 Shares, constituting less than one percent of the Shares outstanding, Microcap owns 3,750 Shares, constituting less than one percent of the Shares outstanding, and Tarsier owns 251,200 Shares, constituting approximately 5.5% of the Shares outstanding.  As the investment manager of HVF, Microcap and Tarsier, Hummingbird may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 6.1% of the Shares outstanding.  As the managing member of Hummingbird, Mr. Sonkin may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 6.1% of the Shares outstanding.  Hummingbird has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier.  Hummingbird and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

HC, as the general partner of each of HVF, Microcap and Tarsier, may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 6.1% of the Shares outstanding.  As the managing member of HC, Mr. Sonkin may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 6.1% of the Shares outstanding.  HC has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier.  HC and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

As of the date hereof, NW Fund owns 165,497 Shares, constituting approximately 3.6% of the Shares outstanding.  As the general partner of NW Fund, North & Webster may be deemed to beneficially own the 165,497 Shares owned by NW Fund, in addition to 31,488 Shares held in managed accounts over which it has voting and dispositive power (the “Managed Accounts”) and 6,199 Shares it owns directly, constituting 4.4% of the Shares outstanding.  As the managing member of North & Webster, Mr. Kidston may be deemed to beneficially own the 203,184 Shares beneficially owned by North & Webster, constituting approximately 4.4% of the Shares outstanding.  Mr. Kidston has sole voting and dispositive power with respect to the Shares beneficially owned by North & Webster.  North & Webster disclaims beneficial ownership of the Shares held in the Managed Accounts and NW Fund, except to the extent of its pecuniary interest therein.  Mr. Kidston disclaims beneficial ownership of the Shares beneficially owned by North & Webster, except to the extent of his pecuniary interest therein.

As of the date hereof, Deep Woods owns 57,910 Shares, constituting approximately 1.3% of the Shares outstanding.  As the managing partner of Deep Woods, Mr. Rosner may be deemed to beneficially own the 57,910 Shares owned by Deep Woods, constituting approximately 1.3% of the Shares outstanding.  Mr. Rosner has sole voting and dispositive power with respect to the Shares owned by Deep Woods.   Mr. Rosner disclaims beneficial ownership of the Shares owned by Deep Woods, except to the extent of his pecuniary interest therein.

As of the date hereof, Deep Woods QP owns 155,222 Shares, constituting approximately 3.4% of the Shares outstanding.  As the managing partner of Deep Woods QP, Mr. Rosner may be deemed to beneficially own the 155,222 Shares owned by Deep Woods QP, constituting approximately 3.4% of the Shares outstanding.  Mr. Rosner has sole voting and dispositive power with respect to the Shares owned by Deep Woods QP.   Mr. Rosner disclaims beneficial ownership of the Shares owned by Deep Woods QP, except to the extent of his pecuniary interest therein.

CUSIP NO. 784109209

Item 5(c) is hereby amended to add the following:

(c)            Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1	Letter dated April 24, 2008 from North & Webster Value Opportunities Fund, LP, to the Board of Directors of SED International Holdings, Inc.

CUSIP NO. 784109209

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2008

HUMMINGBIRD VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MICROCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

TARSIER NANOCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MANAGEMENT, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

/s/ Paul D. Sonkin
Paul D. Sonkin

CUSIP NO. 784109209

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER, LLC

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

/s/ Samuel A. Kidston
Samuel A. Kidston

DEEP WOODS PARTNERS LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

DEEP WOODS PARTNERS QP, LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

/s/ Todd Rosner
Todd Rosner

CUSIP NO. 784109209

SCHEDULE A

Transactions in the Shares During Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($U.S.)	Date of Purchase

HUMMINGBIRD MANAGEMENT, LLC
None

PAUL D. SONKIN
None

HUMMINGBIRD CAPITAL, LLC
None

HUMMINGBIRD VALUE FUND, L.P.
None

HUMMINGBIRD MICROCAP VALUE FUND, L.P.
None

TARSIER NANOCAP VALUE FUND, L.P.
None

NORTH & WEBSTER, LLC

2,000	1.4150	04/14/2008

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP
None

SAMUEL A. KIDSTON
None

DEEP WOODS PARTNERS, LP

2,000	1.4464	03/19/2008

DEEP WOODS PARTNERS QP, LP

3,000	1.4464	03/19/2008
799	1.3538	04/22/2008

TODD ROSNER
None